UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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Date of Report (Date of earliest event reported): **October 1, 2010**

Cardo Medical, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-21419**	**23-2753988**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

7625 Hayvenhurst Ave., Unit 49
Van Nuys, California   **91406**
(Address of principal executive offices)   (Zip Code)

(818) 780-6677
(Registrant's telephone number, including area code)

9701 Wilshire Blvd., Suite 1100, Beverly Hills, CA 90212
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note: *The Company (as defined below) previously filed on October 7, 2010 a Current Report on Form 8-K (the "Original 8-K") disclosing a change in its certifying accountant as a result of the merger between the Company's independent registered public accounting firm, Stonefield Josephson, Inc. and Marcum LLP. This Form 8-K/A is being filed to clarify Marcum LLP as the Company's new independent registered public accounting firm. Item 4.01 of the Original 8-K is amended and restated in its entirety below.*

Item 4.01. Changes in Registrant's Certifying Accountant.

On October 1, 2010, Cardo Medical, Inc. (the "Company") was informed by its independent registered public accounting firm, Stonefield Josephson, Inc. ("Stonefield") that it has combined its practice with Marcum LLP (the "Merger") effective as of October 1, 2010. As a result of the Merger, Stonefield effectively resigned as the Company's independent registered public accounting firm and Marcum LLP, as the successor to Stonefield following the Merger, became the Company's independent registered public accounting firm. The engagement of Marcum LLP was approved by the Audit Committee of the Company's Board of Directors on October 6, 2010.

The principal accountant's reports of Stonefield on the financial statements of the Company as of and for the years ended December 31, 2009 and 2008 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the report for the year ended December 31, 2009 dated March 31, 2010 contained an explanatory paragraph stating that: "The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has losses from operations, negative cash flows from operations, an accumulated deficit and limited cash to fund future operations. These matters, among others, raise a substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence."

During the years ended December 31, 2009 and 2008 and through the effective date of the Merger, there were no disagreements with Stonefield on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to Stonefield's satisfaction would have caused Stonefield to make reference thereto in connection with its reports on the financial statements for such years. During the years ended December 31, 2009 and 2008 and through October 1, 2010, there were no reportable events of the types described in Item 304(a)(1)(v) of Regulation S-K.

During the years ended December 31, 2009 and 2008 and through October 1, 2010, the effective date of the Merger, the Company did not consult with Marcum LLP with respect to any of (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on the Company's financial statements; or (iii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or an event of the type described in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Stonefield with a copy of the foregoing disclosure and requested Stonefield to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made herein. A copy of the letter furnished by Stonefield, dated November 3, 2010, is filed as Exhibit 16.1 to this Current Report on Form 8-K/A.

Item 9.01. Financial Statement and Exhibits.

(d) Exhibits

16.1   Letter to the SEC from Stonefield, dated November 3, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARDO MEDICAL, INC.

By: /s/ Andrew A. Brooks
Andrew A. Brooks,
Chief Executive Officer

Dated: November 3, 2010